--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


         Exelon Ventures Company, LLC and Exelon Generation Company, LLC

     ----------------------------------------------------------------------

                               Name of Registrant
               Name, Title And Address Of Officer To Whom Notices
        And Correspondence Concerning This Statement Should Be Addressed

                               Randall E. Mehrberg
                     Senior Vice President & General Counsel
                               Exelon Corporation
                            10 South Dearborn Street
                                   37th Floor
                             Chicago, Illinois 60603





                            Glossary of Defined Terms

Act                  Public Utility Holding Company Act of 1935, as amended

ComEd                Commonwealth Edison Company

Commission           Securities and Exchange Commission

Exelon Enterprises   Exelon Enterprises Company, LLC

Exelon               Exelon Corporation

Exelon Generation    Exelon Generation Company, LLC

Exelon Ventures      Exelon Ventures Company, LLC

Financing U-1        The Form U-1 Application/Declaration filed by Exelon
                     Corporation, et al. in File No. 70-9693

Merger U-1           The Form U-1  Application/Declaration  filed by Exelon
                     Corporation in File No. 70-9645

N/A                   Not applicable or not available

PECO                 PECO Energy Company

Unicom               Unicom Corporation








--------------------------------------------------------------------------------
                                                                        Page 1

                             REGISTRATION STATEMENT

1. Exact Name of Registrant: Exelon Ventures Company, LLC and Exelon Generation Company, LLC

2. Address of Principal Executive Offices: 10 South Dearborn Street
                                           37th Floor
                                           Chicago, Illinois 60603

3. Name and address of Chief Accounting Officer: Jean H. Gibson
                                                 Vice President and
                                                 Corporate Controller
                                                 Exelon  Corporation,
                                                 10 South Dearborn Street
                                                 37th Floor
                                                 Chicago, Illinois 60603

4. Certain information as to the registrant and each subsidiary company thereof:





                     Exelon Ventures Company, LLC & Exelon Generation Company, LLC & Subsidiaries



Name of Company                                           Organization        State         Type of Business
---------------                                           ------------        -----         ----------------
   Exelon Ventures Company, LLC                           LLC                 DE            Holding Company
     Exelon Generation Company, LLC                       LLC                 PA            Holding Company
       PECO Energy Power Company                          Corporation         PA            Utility
         Susquehanna Power Company                        Corporation         MD            Utility
           The Proprietors of the Susquehanna             Corporation         MD            Inactive
              Canal
       Susquehanna Electric Company                       Corporation         MD            Utility
       AmerGen Energy Company, LLC (50%                   LLC                 DE            Exempt Wholesale Generator
         interest)
         AmerGen Vermont, LLC                             LLC                 VT            Exempt Wholesale Generator
       Exelon (Fossil) Holdings, Inc.                     Corporation         DE            Investment
         Sithe Energies Inc. (49.9% interest)             Corporation         DE            Energy Related
       Exelon Peaker Development General, LLC             LLC                 DE            Investment

       Exelon Peaker Development Limited, LLC             LLC                 DE            Investment

         ExTex LaPorte L.P.                               LP                  TX            Exempt Wholesale

       Concomber Ltd.                                     Corporation         Bermuda       Captive Insurance Company

     Exelon Enterprises Company, LLC                      LLC                 PA            Energy Services

                                                          Corporation         DE            Energy-related
       Exelon Energy Company


         Exelon Energy Ohio, Inc.                         Corporation         DE            Energy-related
         AllEnergy Gas & Electric Marketing               LLC                 DE            Energy-related
           Company, LLC
           Texas Ohio Gas, Inc.
         Exelon Mechanical Services, Inc.                 Corporation         IL            Energy Services
           Systems Engineering and Management Corp.       Corporation         TN            Energy Related


--------------------------------------------------------------------------------
                                                                        Page 2

Name of Company                                           Organization        State         Type of Business
---------------                                           ------------        -----         ----------------

    Unicom Power Holdings Inc.                            Corporation         DE            Energy-related
    Unicom Power Marketing Inc.                           Corporation         DE            Energy-related
    Unicom Healthcare Management Inc.                     Corporation         IL            Medical Plan Liabilities
    UT Holdings Inc.                                      Corporation         DE            Energy systems
      Northwind Chicago LLC                               LLC                 DE            Energy systems
      Unicom Thermal Development Inc.                     Corporation         DE            Energy systems
      Exelon Thermal Technologies Inc.                    Corporation         IL            Energy systems
      Exelon Thermal Technologies                         Corporation         DE            Energy systems
        Boston Inc.
        Northwind Boston LLC (25%                         LLC                 MA            Energy systems
          interest)
      Exelon Thermal Technologies                         Corporation         DE            Energy systems
        Houston Inc.
        Northwind Houston LLC (25%                        LLC                 DE            Energy systems
          interest)
          Northwind Houston LP (25%                       Limited             DE            Energy systems
            interest)                                     Partnership
      Exelon Thermal Technologies North                   Corporation         DE            Energy systems
        America Inc.
        Northwind Thermal Technologies                    Corporation         Canada        Energy systems
          Canada Inc.
          Unicom Thermal Technologies                     Corporation         Canada        Energy systems
            Canada Inc.
      UTT National Power Inc.                             Corporation         IL            Energy systems
        Northwind Midway LLC                              LLC                 DE            Energy systems
      UTT Nevada Inc.                                     Corporation         NV            Energy systems
        Northwind Aladdin LLC (75%                        LLC                 NV            Energy systems
          interest)
        Northwind Las Vegas LLC (50%                      LLC                 NV            Energy systems
          interest)
      UTT Phoenix, Inc.                                   Corporation         DE            Energy systems
        Northwind Arizona Development                     LLC                 DE            Energy systems
          LLC (50% interest)
        Northwind Phoenix LLC (50%                        LLC                 DE            Energy systems
          interest)
    Exelon Communications Holdings,LLC                    LLC                 PA            Communications
      AT&T Wireless PCS of Philadelphia,                  LLC                 DE            Communications
        LLC (49% interest)
      PHT Holdings LLC                                    LLC                 DE            Communications
        PECO Hyperion Communications                      Partnership         PA            Communications
            (49% interest held; PECO holds
             1% interest)
      Exelon Communications LLC                           LLC                 PA            Communications

     Energy Trading Company                               Corporation         DE            Investment


     Exelon Enterprises Management, Inc.                  Corporation         PA            Investment (in Energy-
                                                                                              Related and
                                                                                              Telecommunications)
      UniGrid Energy LLC (50% interest)                   LLC                 DE            Energy-related
      CIC Global, LLC (50% interest)                      LLC                 DE            Communications
      NEON Communications, Inc.                           N/A                 N/A           Communications
      VITTS Network Group, Inc.                           N/A                 N/A           Communications
      Phoenix Foods, LLC                                  N/A                 N/A
      Exelon Capital Partners, Inc.                       Corporation         DE            Investment (in Energy-
                                                                                              Related and
                                                                                              Communications)
        Permits Now (fka                                  N/A                 N/A           Communications
          Softcomp)(approximately 15%
          Interest)
        OmniChoice.com, Inc.                              Corporation         DE            Communications
          (approximately 30% interest)


--------------------------------------------------------------------------------
                                                                        Page 3

Name of Company                                           Organization        State         Type of Business
---------------                                           ------------        -----         ----------------

        Enertech Capital Partners, II
          (approximately 11% interest)                    Corporation         DE            Investment (in Energy-
                                                                                              Related and
                                                                                              Communications
        Everest Broadband Networks                        N/A                 N/A           Communications

     Exelon Infrastructure Services, Inc.                 Corporation         DE            Infrastructure Services
       (approximately 95% interest)
      Exelon Infrastructure Services of                   Corporation         DE            Infrastructure Services
        PA, Inc.
        EIS Engineering, Inc.                             Corporation         DE            Infrastructure Services
          P.A.C.E. Field Services, LLC                    LLC                 DE            Infrastructure Services
          P.A.C.E. Environmental, LLC                     LLC                 DE            Infrastructure Services

      Chowns Communications, Inc.                         Corporation         DE            Infrastructure Services
      Fischbach and Moore Electric, Inc.                  Corporation         DE            Infrastructure Services
      MRM Technical Group, Inc.                           Corporation         DE            Infrastructure Services
        Aconite Corporation                               Corporation         MN            Infrastructure Services
        Gas Distribution Contractors, Inc.                Corporation         MO            Infrastructure Services
        Mid-Atlantic Pipeliners, Inc.                     Corporation         DE            Infrastructure Services
        Mueller Distribution Contractors,                 Corporation         GA            Infrastructure Services
          Inc.
        Mueller Energy Services, Inc.                     Corporation         NY            Infrastructure Services
        Mueller Pipeliners, Inc.                          Corporation         DE            Infrastructure Services
        Mechanical Specialties                            Corporation         WI            Infrastructure Services
          Incorporated
        Rand-Bright Corporation                           Corporation         WI            Infrastructure Services
      Syracuse Merit Electric, Inc.                       Corporation         DE            Infrastructure Services
      NEWCOTRA, Inc.                                      Corporation         DE            Infrastructure Services
        Fischbach and Moore, Incorporated                 Corporation         NY            Infrastructure Services
          Fischbach and Moore Electrical                  Corporation         DE            Infrastructure Services
            Contracting Inc.
          T.H. Green Electric Co., Inc.                   Corporation         NY            Infrastructure Services
      Trinity Industries, Inc.                            Corporation         DE            Infrastructure Services
      OSP Consultants, Inc.                               Corporation         VA            Infrastructure Services
        International Communications                      Corporation         NV            Infrastructure Services
        Services, Inc.
        OSP Inc.                                          Corporation         VA            Infrastructure Services
        OSP Servicios, S.A. de C.V.                       S.A. de C.V.        Mexico        Inactive
        OSP Telecom, Inc.                                 Corporation         DE            Infrastructure Services
        OSP Telecomm de Mexico, S.A. de                   S.A. de C.V.        Mexico        Inactive
          C.V.
        OSP Telcom de Colombia, LTDA                      LTDA                Colombia      Inactive
        OSP Telecommunications, Ltd.                      Limited             Bermuda       Inactive
        RJE Telecom, Inc.                                 Corporation         FL            Infrastructure Services
        Utility Locate & Mapping Services,                Corporation         VA            Infrastructure Services
          Inc.
        Universal Network Services, Inc.                  Corporation         CA            Infrastructure Services
            (49% interest)
      Dashiell Holdings Corp.                             Corporation         DE            Infrastructure Services
        Dashiell Corporation                              Corporation         TX            Infrastructure Services
          Dacon Corporation                               Corporation         TX            Infrastructure Services
      VSI Group Inc.                                      Corporation         DE            Infrastructure Services
        International Vital Solutions                     Corporation         MD            Infrastructure Services
          Group, Inc.
      Michigan Trenching Service, Inc.                    Corporation         MI            Infrastructure Services
      Lyons Equipment, Inc.                               Corporation         MI            Infrastructure Services
      M.J. Electric, Inc.                                 Corporation         DE            Infrastructure Services
      Electric Services,Inc.                              Corporation         DE            Infrastructure Services
      EIS Investments, LLC                                LLC                 DE            Infrastructure Services
        WCB Services, LLC (49% interest)                  LLC                 OK            Infrastructure Services
     Adwin Equipment Company                              Corporation         PA            Energy-related
     Kinetic Ventures Fund I, LLC (22.22% interest),      LLC                 DE            Investment (in Energy-
     and Kinetic Ventures Fund II,                                                            Related and
       LLC (17.64% interest)                                                                  Communications)



--------------------------------------------------------------------------------
                                                                        Page 4

                                    BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.


     Information regarding the general business of Exelon Ventures and Exelon Generation and their subsidiaries can be found in the following document:
     Item 1 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169), which is incorporated by reference herein.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

          Information regarding any substantial changes which may have occurred in the general character of the business of Exelon Ventures and Exelon Generation and their subsidiaries during the preceding five years can be found in Exelon's form 10-K for 2000 and PECO's 10-Ks for each of the previous five years (File No. 1-1401) and Unicom's form 10-K for the years 1996-1999 (File No. 1-11375) which were previously filed with the Commission and are incorporated by reference herein.


                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

     See Item 2 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169).


                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:






                                    Electric Energy        Gas
Total Annual Sales                                          KWh           Mcf

Interstate Transactions:

     Name of State

Delivered Out of State



--------------------------------------------------------------------------------
                                                                        Page 5

Received from Out of State

               Exelon Ventures and Exelon Generation are not engaged in the transmission of electric energy or gas in interstate commerce.

                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed:
          (Do not include here any contingent liabilities reported under paragraph 8(c).)

             BY PERMISSION OF THE STAFF OF THE COMMISSION, COLUMNS E
                          THROUGH I HAVE BEEN OMITTED.

                              AS OF JANUARY 1, 2001

                                                                               Amount Issued
Name of Obligor               Title of Issue         Amount Authorized         Less Retired
--------------------------------------------------------------------------------------------
UNICOM MECHANICAL           Note, 8.750%                     19,085                 2,371
SERVICES                    Due March 31, 2001

UNICOM MECHANICAL           Note, 8.900%                     19,085                 2,960
SERVICES                    Due April 30, 2001

UNICOM MECHANICAL           Note, 2.900%                     19,410                12,059
SERVICES                    Due October 1, 2002

UNICOM THERMAL              Guaranteed Senior Notes      11,523,000            11,523,000
TECHNOLOGIES                7.680%
                            Due June 30, 2023

UNICOM THERMAL              Guaranteed Senior Notes      28,000,000            28,000,000
TECHNOLOGIES                9.090%
                            Due January 31, 2020

UNICOM THERMAL              UTT National Power            2,098,200             1,145,476
TECHNOLOGIES                Equipment Group
                            Obligation, 8.000%
                            Due April 1, 2015

Exelon Generation           Pollution Control Notes      24,125,000            24,125,000
                            Delaware County
                            Series 1993-A, 4.5935%
                            Due August 1, 2016

Exelon Generation           Pollution Control Notes      23,000,000            23,000,000
                            Salem County
                            Series 1993-A, 3.8774%
                            Due March 1, 2025

Exelon Generation           Pollution Control Notes      82,560,000            82,560,000
                            Montgomery County
                            Series 1994-A, 4.2160%
                            Due June 1, 2029

Exelon Generation           Pollution Control Notes      13,340,000            13,340,000
                            Montgomery County
                            Series 1994-B, 4.3000%
                            Due June 1, 2029

Exelon Generation           Pollution Control Notes      18,440,000            18,440,000
                            York County
                            Series 1993-A, 4.5935%
                            Due August 1, 2016


--------------------------------------------------------------------------------
                                                                        Page 6


Exelon Generation           Pollution Control Notes      34,000,000            34,000,000
                            Montgomery County
                            Series 1996-A, 4.1840%
                            Due March 1, 2034

                                  CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                     COLUMNS G THROUGH J HAVE BEEN OMITTED.

                                     ISSUER            TITLE OF          AMOUNT         AMOUNT        AMOUNT          AMOUNT
                                      NAME              ISSUE          AUTHORIZED      RESERVED     UN-ISSUED         ISSUED
------------------------------------------------------------------------------------------------------------------------------------
Exelon Ventures Company, LLC
----------------------------------------------------
Exelon Generation Company, LLC
PECO Energy Power Company                              Com. Stk.         984,000                                       984,000
Susquehanna Power Company                              Com. Stk.       1,500,000                    227,000          1,273,000
The Proprietors of the Susquehanna Canal                                                                 22
Susquehanna Electric Company                           Com. Stk.           1,000                                         1,000
AmerGen Energy Company, LLC
AmerGen Vermont, LLC
Exelon (Fossil) Holdings, Inc.                         Com. Stk.           1,000                        900                100
Sithe Energies, Inc.
Exelon Peaker Development General, LLC
Exelon Peaker Development Limited, LLC
ExTex LaPorte Limited Patrnership
Concomber Ltd

----------------------------------------------------
Exelon Enterprises Company, LLC
Exelon Energy Company                                  Com. Stk.           1,000           -            900                100
Exelon Energy Ohio, Inc.                               Com. Stk.           1,000           -              -              1,000
AllEnergy Gas & Electric Marketing Company, LLC
Texas Ohio Gas, Inc.
Exelon Services, Inc.                                  Com. Stk.           1,000           -            900                100
Systems Engineering and Management Corp.
Unicom Power Holdings Inc.                             Com. Stk.           1,000           -            900                100
Unicom Power Marketing Inc.                            Com. Stk.           1,000           -            900                100
Unicom Healthcare Management Inc.              Class A Com. Stk.           1,000           -              -              1,000
UT Holdings Inc.                                       Com. Stk.           1,000           -            900                100
Northwind Chicago LLC
Unicom Thermal Development Inc.                        Com. Stk.             100           -              -                100
Exelon Thermal Technologies, Inc.                      Com. Stk.             100           -              -                100
Exelon Thermal Technologies Boston, Inc.               Com. Stk.             100           -              -                100
Northwind Boston LLC
Exelon Thermal Technolgoies Houston, Inc.              Com. Stk.             100           -              -                100
Northwind Houston LLC
Northwind Houston LP
Exelon Thermal Technologies North America, Inc.        Com. Stk.           3,000           -          2,990                 10
Northwind Thermal Technologies Canada Inc.             Com. Stk.          10,000           -          9,990                 10
Unicom Thermal Technologies Canada, Inc.               Com. Stk.          10,000           -          9,990                 10
UTT National Power Inc.                                Com. Stk.           1,000           -            900                100
Northwind Midway LLC
UTT Nevada Inc.                                        Com. Stk.             100           -              -                100
Northwind Aladdin LLC
Northwind Las Vegas LLC
UTT Phoenix, Inc.                                      Com. Stk.           1,000           -            900                100
Northwind Arizona Development LLC
Northwind Phoenix LLC
Exelon Communications Holdings, LLC
AT&T Wireless PCS of Philadelphia, LLC
PHT Holdings, LLC
PECO Hyperion Telecommunications
Exelon Communications Company, LLC
Energy Trading Company                                 Com. Stk.           1,000                        900                100
Exelon Enterprises Management, Inc.                    Com. Stk.           1,000                        900                100
UniGridEnergy, LLC
CIC Global, LLC
NEON Communications, Inc.
VITTS Network Group, Inc.
Exelon Capital Partners, Inc.                          Com. Stk.           1,000                        900                100
Permits Now (fka Softcomp)
OmniChoice.com, Inc.
Enertech Capital Partners, II
Everest Broadband Networks
UTECH Climate Challenge Fund, L.P.                             -               -           -              -                  -
Kinetic Ventures I, LLC                                        -               -           -              -                  -



--------------------------------------------------------------------------------
                                                                        Page 7


Kinetic Ventures II, LLC                                       -               -           -              -                  -
Exelon Infrastructure Services, Inc.                   Com. Stk.     150,000,000                119,144,070         30,855,930
Exelon Infrastructure Services of Pennsylvania, Inc.
EIS Engineering, Inc.
P.A.C.E Field Services, LLC
P.A.C.E Environmental, LLC
Chowns Communications, Inc.
Fischbach and Moore Electric, Inc.
MRM Technical Group, Inc.
Aconite Corporation
Gas Distribution Contractors, Inc.
Mid-Atlantic Pipeliners, Inc.
Mueller Distribution Contractors, Inc.
Mueller Energy Services, Inc.
Mueller Pipeliners, Inc.
Mechnical Specialties Incorporated
Rand-Bright Corporation
Syracuse Merit Electric, Inc.
NEWCOTRA, Inc.
Fischbach and Moore, Inc.
Fischbach and Moore Electrical Contracting, Inc.
T.H. Green Electric Co., Inc.
Trinity Industries, Inc.
OSP Consultants, Inc.
International Communications Services, Inc.
OSP, Inc.
OSP Servicios, S.A. de C.V.
OSP Telecom, Inc.
OSP Telcomm de Mexico, S.A. de C.V.
OSP Telcom de Colombia, LTDA
OSP Telecommunications, Ltd.
RJE Telecom, Inc.
Utility Locate & Mapping Services, Inc.
Universal Network Services, Inc.
Dashiell Holdings Corp.
Dashiell Corporation
Dacon Corporation
VSI Group Inc
International Vital Solutions Group, Inc.
Michigan Trenching Service, Inc.
Lyons Equipment, Inc.
M.J. Electric, Inc.
Electric Services, Inc.
EIS Investments, LLC
WCB Services, LLC
Adwin Equipment Company                                Com. Stk.           1,000                                         1,000





--------------------------------------------------------------------------------
                                                                        Page 8

                             CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                             AS OF DECEMBER 31, 2000



            Information regarding contingent liabilities of Exelon Ventures and Exelon Generation can be found in the following documents: Footnote 18 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169), Footnote 16 of the Annual Report of Commonwealth Edison Company on Form 10-K for the year ended December 31, 2000 (File No. 1-1839), and Footnote 18 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 2000 (File No. 1-1401).




                                OTHER SECURITIES

(d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

            There are no warrants, rights, or options, outstanding and/or authorized not elsewhere herein described for Exelon Ventures and Exelon Generation. As to other securities of the parent corporation, Exelon, information with respect to Exelon's 1989 Long Term Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.


--------------------------------------------------------------------------------
                                                                        Page 9

                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.


                                    As of December 31, 2000



Name of Company                                        Number of Common  % Voting Power    Issuer Book
                                                       Shares Owned                       Value ($000)
----------------------------------------------------------------------------------------------------------
Exelon Ventures Company, LLC                                               100%
  Exelon Generation Company, LLC                                           100%          4,551,000

     PECO Energy Power Company                            984,000          100%             24,600
      Susquehanna Power Company                         1,273,000          100%             47,047

        The proprietors of the Susquehanna Canal                           100%                N/A
    Susquehanna Electric Company                            1,000          100%             10,000
    AmerGen Energy Company, LLC                                             50%
      AmerGen Venture, LLC                                                 100%
    Exelon (Fossil) Holdings, Inc.                                         100%
      Sithe Energies, Inc.                                                49.90%
    Exelon Peaker Development General, LLC                                 100%                N/A
    Exelon Peaker Development Limited, LLC                                 100%                N/A
      ExTex LaPorte Limited Partnership                                      1% EP Gen         N/A
                                                                            99% EP Lim         N/A

    Concomber Ltd                                                          100%              1,200
  Exelon Enterprises Company, LLC                             100          100%        873,519,290


    Exelon Energy Company                                     100          100%            (21,642)
      Exelon Energy Ohio, Inc.                              1,000          100%             13,942
      AllEnergy Gas & Electric Marketing Company, LLC         N/A          100%             22,850
        Texas Ohio Gas, Inc.                                               100%               (403)
    Exelon Mechanical Services, Inc.                          100          100%             33,548
       Systems Engineering and Management Corporation, Inc    874          100%              7,107
    Unicom Power Holdings, Inc.                               100          100%            (16,017)

    Unicom Power Marketing, Inc.                              100          100%                N/A
    Unicom Healthcare Management, Inc.                      1,110          100%              1,702
    UT Holdings, Inc.                                         100          100%           (142,328)

      Northwind Chicago, LLC                                  N/A          100%             (5,649)
      Unicom Thermal Development, Inc.                        100          100%             (4,685)
      Exelon Thermal Technologies, Inc.                       100          100%            (81,511)
      Exelon Thermal Technologies Boston, Inc.                100          100%             (4,311)
        Northwind Boston, LLC                                 N/A           25%            (11,552)
      Exelon Thermal Technologies Houston, Inc.               100          100%               (766)

        Northwind Houston, LLC                                N/A           25%                128
          Northwind Houston, LP                               N/A           25%             13,635

      Exelon Thermal Technologies North America, Inc.          10          100%             (3,068)
        Northwind Thermal Technologies Canada, Inc.            10          100%             (1,801)

          Unicom Thermal Technologies, Canada Inc.             10          100%             (1,011)
      UTT National Power, Inc.                                100          100%               (546)
        Northwind Midway, LLC                                 N/A          100%                N/A
      UTT Nevada, Inc.                                        100          100%               (177)
        Northwind Aladdin, LLC                                N/A           75%             12,000
        Northwind Las Vegas, LLC                              N/A           50%                349
      UTT Phoenix, Inc.                                       100          100%                N/A
        Northwind Arizona Development, LLC                    N/A           50%                N/A
        Northwind Phoenix, LLC                                N/A           50%                N/A
    Exelon Communications Holdings, LLC                                    100%            439,163
      AT&T Wireless PCS of Philadelphia, LLC                                49%
      PHT Holdings, LLC                                                    100%             56,620
        PECO Hyperion Telecommunications                                    49%
      Exelon Communications Company, LLC                                   100%            149,287
    Energy Trading Company                                                 100%                744

    Exelon Enterprises Management, Inc.                                    100%             95,600
      UniGridEnergy, LLC                                                    50%
      CIC Global, LLC                                                       50%
      NEON Communications, Inc.                                             10%


--------------------------------------------------------------------------------
                                                                        Page 10


      VITTS Network Group, Inc.                                             20%
      Phoenix Foods, LLC                                                     5%
      Exelon Capital Partners, Inc.                                        100%             32,966
        Permits Now (fka Softcomp)                                          16%
        OmniChoice.com, Inc.                                                30%
        Enertech Capital Partners II                                        11%
        Everest Broadband Networks                                          15%
    Exelon Infrastructure Services, Inc.                                  <100%            515,266
      Exelon Infrastructure Services of Pennsylvania, Inc.                 100%              6,938
        EIS Engineering, Inc.                                              100%
          P.A.C.E Field Services, LLC                                      100%              8,135
          P.A.C.E Environmental, LLC                                       100%
      Chowns Communication, Inc.                              N/A          100%             11,893
      Fischbach and Moore Electric, Inc.                      N/A          100%
      MRM Technical Group, Inc.                               N/A          100%            121,556
        Aconite Corporation                                                100%
        Gas Distribution Contractors, Inc.                                 100%
        Mid-Atlantic Pipeliners, Inc.                                      100%
        Mueller Distribution Contractors, Inc.                             100%
        Mueller Energy Services, Inc.                                      100%
        Mueller Pipeliners, Inc.                                           100%
        Mechanical Specialties Incorporated                                100%
        Rand-Bright Corporation                                            100%
      Syracuse Merit Electric, Inc.                           N/A          100%             15,297
      NEWCOTRA, Inc.                                          N/A          100%
        Fischbach and Moore, Inc.                                          100%              7,001
          Fischbach and Moore Electrical Contractors, Inc.                 100%
          T.H. Green Electric Co., Inc.                                    100%
      Trinity industries, Inc.                                N/A          100%             11,322
      OSP Consultants, Inc.                                   N/A          100%             68,116
        International Communications Services, Inc.                        100%
        OSP, Inc.                                                          100%
        OSP Servicios, S.A. de C.V.                                        100%
        OSP Telecom, Inc.                                                  100%
        OSP Telcomm de Mexico, S.A. de C.V.                                100%
        OSP Telcom de Columbia, LTDA                                       1005
        OSP Telecommunications, Ltd.                                       100%
        RJE Telecom, Inc.                                                  100%
        Utilities Locate & Mapping Services, Inc.                          100%
        Universal Network Services, Inc.                                    49%
      Dashiell Holdings Corporation                           N/A          100%             68,215
        Dashiell Corporation                                               100%
          Dacon Corporation                                                100%
      VSI Group, Inc.                                         N/A          100%             19,307
        International Vital Solutions Group, Inc.                          100%
      Michigan Trenching Services, Inc.                       N/A          100%             14,994
      Lyons Equipments, Inc.                                  N/A          100%
      M.J. Electric, Inc.                                                  100%            143,906
      Electric Services, Inc.                                              100%              7,443
      EIS Investments, LLC                                                 100%
        WCB Services, LLC                                                   49%
    Adwin Equipment Company                                   N/A          100%             16,732
    Kinetic Ventures Fund I, LLC                                         22.22%
    Kinetic Ventures Fund II, LLC                                        17.64%


     N/A Not applicable or Not Available

     Issuer book value is subject to a final determination.





--------------------------------------------------------------------------------
                                                                        Page 11

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.

                             As of December 31, 2000

Investor               Investee             Type               Quantity                 Cost           Carrying Value
----------------------------------------------------------------------------------------------------------------------
Exelon         Pantellos Corporation        Corporation        N/A                  $4,439,210            $4,439,210
Capital
Partners, Inc.

Exelon         Automated Power Exchange     Competitive Power  1,500,000            $3,000,000            $3,000,000
Capital                                     Exchange Business
Partners, Inc.

Exelon         UTECH Climate Challenge      Venture Capital    N/A                  $4,582,713           $23,847,576
Capital        Fund, L.P.                   Investment
Partners, Inc.

Exelon         Exotrope                     Convertible        N/A                    $500,000              $500,000
Capital                                     Debentures
Partners, Inc.

Exelon         Media Station, Inc.          Preferred plus     214,286              $1,500,000            $1,500,000
Capital                                     Warrants (Common)  48,702
Partners, Inc.

Energy Trading WorldWide Web                Common shares      73,450                 $316,753                $9,181
Company        NetworX Corporation

Energy Trading Entrade                      Common Shares      200,000              $1,489,115              $162,500
Company


--------------------------------------------------------------------------------
                                                                        Page 12

N/A Not applicable


                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

(a)  Debts owed to associate companies as of December 31, 2000:

Name of Debtor          Name of Creditor             Amount Owed   Rate of Interest      Date of Maturity
---------------------------------------------------------------------------------------------------------
Exelon                  Exelon Corporation            5,000,000       Variable             Revolver
Enterprises, LLC

Exelon Enterprises,LLC Unicom Investment, Inc.      619,830,398       Variable             Revolver

Unicom Healthcare       Exelon                           50,000       Variable             Revolver
Management, Inc.        Enterprises, LLC

Exelon Energy           Exelon                       41,078,696       Variable             Revolver
Company                 Enterprises, LLC

Exelon Energy           Exelon                      120,072,983       Variable             Revolver
Company                 Enterprises, LLC

Unicom Power            Exelon                       91,000,000       Variable             Revolver
Holdings, Inc.          Enterprises, LLC

Exelon Mechanical       Exelon                       83,328,167       Variable             Revolver
Services, Inc.          Enterprises, LLC

UT Holdings, Inc.       Exelon                      241,870,258       Variable             Revolver
                        Enterprises, LLC

Exelon Thermal          UT Holdings, Inc.           176,708,228       Variable             Revolver
Technologies, Inc.

Exelon Thermal          Edison Finance               17,211,180       7.750%               12/31/08
Technologies, Inc.      Partnership

Unicom Thermal          UT Holdings, Inc.             4,125,468       Variable             Revolver
Development, Inc.

Exelon Thermal          UT Holdings, Inc.             8,296,380       Variable             Revolver
Technologies
Boston, Inc.

Exelon Thermal          UT Holdings, Inc.            12,797,500       Variable             Revolver
Technologies
Houston, Inc.

Unicom Thermal          UT Holdings, Inc.             2,453,441       Variable             Revolver
Technologies
Canada, Inc.

UTT Phoenix, Inc.       UT Holdings, Inc.               644,000       Variable             Revolver


UTT Nevada, Inc.        UT Holdings, Inc.            12,349,628       Variable             Revolver

Northwind Midway, LLC   UT Holdings, Inc.               215,000       Variable             Revolver


--------------------------------------------------------------------------------
                                                                        Page 13



Exelon                  CIC Global, LLC               2,000,000         Prime            12/14/2001
Enterprise
Management

Exelon                  Neon Communications, Inc.    16,635,881          8.00%            4/15/2005
Enterprise
Management

Exelon Infrastructure   Exelon Enterprises           48,422,908         Variable         Revolver
Services

Exelon                  Exelon Enterprise             6,917,056          7.00%           On Demand
Enterprises             Management

Exelon Fossil           Exelon Corporation          696,196,000     7.562% to 7.625%     10/12/2001
Holdings, Inc.

AT&T Wireless PCS       PECO Wireless, LLC          153,419,000     AFR (semi-annual)    On demand
of Philadelphia


N.A. Not Available


(b)  Debts owed to others as of December 31, 2000:

                  BYPERMISSION  OF THE STAFF OF THE  COMMISSION,  "DEBTS OWED TO
                    OTHERS" HAS BEEN OMITTED.


                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                                          Total Payments for the
Lessee                     Lessor                              Items Leased               year ended December 2000
---------------------------------------------------------------------------------------------------------------------
Exelon Generation          Chase Manhattan Trust Company       Railcars                      4,671,638

Exelon Generation          CIT Group/Equipment                 Railcars                        546,504
                           Financing Inc.

Exelon Generation          General Electric Railcar            Railcars                      1,449,420
                           Services Corporation (1)

Exelon Generation          Newcourt Capital USA, Inc. (2)      Railcars                      3,439,668

Exelon Generation          Transport Capital Rail              Railcars                        576,000
                           Partners, LLC


Exelon Generation          Duke Realty                         Office Space                  3,184,393

Exelon Generation          Integral Systems                    Office Space                    247,799


Exelon Generation          United Jersey Bank,                 Merrill Creek                14,585,012
                           As Owner Trustee

Exelon Generation          FV Office Partnership,              Office Building               1,333,333
                           Limited Partnership

Exelon Generation          Kennett Development Co. LLC         Office Building               2,241,810

Exelon Generation          BET Investments                     Office Building                  54,299
                                                                                          ------------
                                                               Total                      $311,385,320
                                                                                          ============


Exelon Enterprises         Dover Westchester, LLC              Office Space               $    458,483

Exelon Enterprises         Glenborough Realty Trust, Inc.      Office Building                 801,193


--------------------------------------------------------------------------------
                                                                        Page 14



Exelon Enterprises                    Fox Realty Company       Office Building                 250,000
                                                                                          ------------
                                                               Total                      $  1,509,676
                                                                                          ============


Exelon Mechanical Services, Inc.      Bank of Homewood         Office Space               $     83,129

Exelon Mechanical Services, Inc.      Thomas F. Nelson         Office Space                    116,667

Exelon Mechanical Services, Inc.      KPS Limited Partnership  Office Space                    260,182

Exelon Mechanical Services, Inc.      Suzanne S. Sprowl Trust  Office Space                    763,200

Exelon Mechanical Services, Inc.      William N. Neiheiser     Office Space                     72,500
                                                                                          ------------
                                                               Total                      $  1,295,678
                                                                                          ============


Exelon Energy Company                 PJF Investments          Office Space               $    132,946

Exelon Energy Company                 3 University Office      Office Space                    149,107
                                      Park, Inc.                                          ------------
                                                               Total                      $    282,053
                                                                                          ============


Exelon Thermal Technologies, Inc.     JPS Interests            Land                       $    165,000

Exelon Thermal Technologies, Inc.     Health Care Service Corp Office Space                    757,000

Exelon Thermal Technologies, Inc.     LaSalle National         Office Space                    116,250
                                      Trust N.A.

Exelon Thermal Technologies, Inc.     Scribcor, Inc.           Office Space                    294,000
                                                                                          ------------

                                                               Total                      $  1,332,250
                                                                                          ============

                                                               Grand Total                $315,804,977
                                                                                          ============

(1)  Lease was assigned to NBB North America Co., Ltd. as of June 26, 2000.

(2) Lease was assigned to National City Leasing Corporation as of September 30, 1999.


                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:




Issuer            Title of       Amount Issued   Proceeds       Approximate     Name of        Underwriters
                  Issue          or Sold ($000)  Received by    Expenses of     Principal      Initial
                                                 Issuer per     Issuer per      Underwriters   Offering
                                                 $100 (before   $100                           Price
                                                 expenses)
-------------------------------------------------------------------------------------------------------
1998
Unicom Thermal    7.38% Note     $120,000       100%          1.376%        Merrill Lynch,    100%
Technologies                                                                Goldman Sachs

1999
Unicom Thermal    7.680% Note    $11,523        100%          3.237%        ABN Amro          100%
Technologies

2000
Unicom Thermal    9.090% Note    $28,000        100%          2.952%        ABN Amro          100%
Technologies




--------------------------------------------------------------------------------
                                                                        Page 15

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14(a). Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

                Certain information regarding agreements with respect to future distributions of securities of Exelon and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.E, subsections 1-4 and 6-7, Item 1.H and Item 1.I of the Financing U-1. Information with respect to Exelon's 1989 Long Term Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.

14(b). Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

               The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.



                  TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) The twenty largest registered holders of common stock of Exelon Ventures and Exelon Generation, as of April 23, 2001.


  Title of Issue               Holder of Record and Address      Number of Shares    Percent of Class
                                                                   Owned
---------------------------------------------------------------------------------------------------------
Exelon Generation             Exelon Ventures                        N/A             100% of member-
Membership interest           P.O. Box 805398                                        ship interest
                              Chicago, IL 60680-5398


Exelon Ventures               Exelon Corporation                     N/A             100% of member-
Membership interest           P.O. Box 805398                                        ship interest
                              Chicago, IL 60680-5398

     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

       100 % of Exelon Generation's membership interest is held by Exelon Ventures Company. 100% of Exelon Venture's membership interest is held by Exelon Corporation.

     (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.

          N/A



--------------------------------------------------------------------------------
                                                                        Page 16

                        OFFICERS, DIRECTORS AND EMPLOYEES

16(a). Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

         State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

16(b). Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

16(c). Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

16(d). Contracts. If any such director, trustee, or officer as aforesaid: (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or, (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or, (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

         By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 16(a) through 16(d) is not set forth herein. In lieu thereof, information in respect thereof is set forth in
         (i) the Proxy Statement for 2001 Annual Meeting of Shareholders of Exelon (ii) the Annual Report on Form 10-K for the year ending December 31, 2000 for Exelon, and such information is hereby incorporated by reference.

16(e). Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or



--------------------------------------------------------------------------------
                                                                        Page 17
         firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
         Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.




            John W. Rowe: Member of Board of Directors of Unicom from 1998 through the merger closing; member of Board of Directors of ComEd from 1998; member of Board of Directors of Exelon since the merger closing, officer of Exelon Ventures and Exelon Generation and member of Board of Directors of Fleet Boston Financial, commercial banking institution. Authorized pursuant to Rule 70(b).






                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

            To the knowledge of Exelon Ventures and Exelon Generation, there is no substantial interest of any trustee under indentures executed in connection with any outstanding issue of securities.



                   SERVICE, SALES, AND CONSTRUCTION CONTRACTS

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.


Note: This item is intended to apply to service, sales or construction contracts within the scope of Section 13. It is not intended to apply to any contracts for purchase of power or gas or ordinary contracts for materials and supplies, printing, etc., made with non-affiliates.

     Exelon Ventures and Exelon Generation and their subsidiaries may receive or provide services pursuant to:

     1. ComEd provides services to or receives services from affiliates in accordance with an Affiliated Interests Agreement ("AIA") approved by the Illinois Commerce Commission. The form of the AIA is attached as Exhibit H-1. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Included in such summary is a description of services provided to certain governmental customers of ComEd by affiliates of ComEd pursuant to pass-through arrangements and the AIA.


--------------------------------------------------------------------------------
                                                                        Page 18

     2. PECO provides services to or receives services from affiliates in accordance with a Mutual Services Agreement ("MSA") approved by the Pennsylvania Public Utilities Commission. The form of the MSA is attached as Exhibit H-2. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000.

     3. Exelon Business Services Company is the service company subsidiary for the Exelon system and provides Exelon, PECO, ComEd, Exelon Ventures, and Exelon Generation with a variety of services. Such services are provided pursuant to the terms of the form of the General Services Agreement, which was filed as Exhibit H-3 to the form U5B registration statement for Exelon Corporation filed on January 23, 2001.

     4. Certain affiliates of ComEd and PECO provide services to ComEd or PECO, or both, other than "at-cost", as discussed in Item 3.C.4.c of the Merger U-1. A list and summary of such transactions, contracts and arrangements was filed as Exhibit B-3.3, Part B, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Copies of affiliate arrangements for Services other than at cost were provided to the Staff in paper form on September 18, 2000. Additional copies will be provided on request. Additional information Describing the business of Exelon Infrastructure Services was filed confidentially with the Commission as Exhibit N-1 to the Merger U-1.




                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

                   Information  regarding  litigation  involving Exelon Ventures and Exelon Generation and their subsidiary companies is incorporated by reference to Item 3 of the Annual Report of Exelon Corporation on Form 10-K for the year ended December 31, 2000(File No. 1-16169).




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                                                                        Page 19

                                    EXHIBITS

EXHIBIT A.        Furnish a corporate  chart showing  graphically  relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

                           A  Corporate  chart  of  Exelon,   including   Exelon
                           Ventures and Exelon Generation is being provided under cover of Form SE as Exhibit A-1.


EXHIBIT B.        With respect to the  registrant  and each  subsidiary  company
                  thereof,   furnish  a  copy  of  the   charter,   articles  of
                  incorporation,  trust agreement,  voting trust  agreement,  or other fundamental document of organization,  and a copy of its
                  bylaws,   rules,   and  regulations,   or  other   instruments
                  corresponding  thereto.  If such  documents  do not set  forth fully the rights,  priorities,  and preferences of the holders of each class of capital stock described in the answer to Item
                  8(b) and those of the  holders  of any  warrants,  options  or other securities  described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy  of  each  certificate,  resolution,  or  other  document establishing  or defining  such rights and  limitations.  Each such  document  shall be in the amended form  effective at the
                  date  of  filing  the  registration   statement  or  shall  be
                  accompanied by copies of any amendments to it then in effect.

                  By permission of the Staff of the Commission, in lieu of the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for Exelon Ventures and Exelon Generation and each of their subsidiary companies; (ii) a brief description of every subsidiary company of Exelon Ventures and Exelon Generation; and (iii) a brief description of every subsidiary company of Exelon Ventures and Exelon Generation including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C.(a)     With respect to each class of funded debt shown in the answers to Items  8(a) and  8(c),  submit a copy of the  indenture  or other fundamental  document defining the rights of the holders of  such  security,  and a copy  of  each  contract  or  other instrument  evidencing  the  liability of the  registrant or a subsidiary  company  thereof as endorser or  guarantor of such security.  Include a copy of each  amendment of such  document and of each  supplemental  agreement,  executed in  connection
                  therewith.   If  there  have  been  any  changes  of  trustees
                  thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.


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                                                                        Page 20

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.



          (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

EXHIBIT D.        A  consolidating  statement  of  income  and  surplus  of  the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.


                  Exelon Ventures and Exelon Generation commenced operations in 2001 and accordingly have no financial statements for 2000. The Consolidating Financial Statements for Exelon Ventures and Exelon Generation for 2001 will be filed in the U5S in 2002.


EXHIBIT E.        For each public utility  company and natural gas producing and pipe  line  property  in the  holding  company  system  of the
                  registrant,   furnish  the  following   maps   (properties  of
                  associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and capacity;

     (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations -- capacity;

     (d)  Distribution substation -- capacity; and

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and daily capacity;

     (b)  Holders -- kind and capacity;

     (c)  Compressor stations -- capacity in horsepower;

     (d) Transmission pipe lines -- size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

     (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and


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                                                                        Page 21

     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

           The maps required by this exhibit were filed under cover of Form SE with the U5B for Exelon Corporation on January 23, 2001.

EXHIBIT F.        Furnish an accurate  copy of each  annual  report for the last fiscal  year  ending  prior to the date of the  filing of this
                  registration   statement,   which  the   registrant  and  each
                  subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                  Exelon Ventures and Exelon Generation are wholly owned by Exelon and Exelon Ventures, respectively, and accordingly do not submit annual reports to their stockholders.


EXHIBIT G.        Furnish a copy of each annual report that the registrant and each public utility  subsidiary  company  thereof shall have filed  with any  State  Commission  having  jurisdiction  to regulate  public utility  companies for the last fiscal year ending  prior  to  the  date  of  filing  this  registration statement.  If any such  company  shall have  filed  similar reports  with  more  than one  such  State  commission,  the registrant  need  file a copy  of only  one of such  reports provided  that  notation  is made of such  fact,  giving the names of the  different  commissions  with which such report was filed,  and setting  forth any  differences  between the
                  copy   submitted  and  the  copies  filed  with  such  other
                  commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form
                  SE.

                  No such reports required or filed.

EXHIBIT H.        Typical forms of service,  sales, or construction  contracts described in answer to Item 18.

                  1. The forms of the AIA, MSA and General Service Agreement were filed with form U5B for Exelon Corporation on January 23, 2001.

                  2. Copies of Affiliate Arrangements for Services Other than at Cost were provided to the Staff in paper form on September 18, 2000.





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                                                                        Page 22

This registration statement is comprised of:

     (a)  Pages numbered 1 to 23 consecutively.

     (b) The following Exhibits: the Exhibits shown on the attached exhibit index.







                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Chicago and State of Illinois on the 23rd day of April, 2001.

                                         EXELON CORPORATION

                                         By:  /s/ Randall E. Mehrberg
                                             --------------------
                                         Name:  Randall E. Mehrberg
                                                Title: Senior Vice President and
                                                General Counsel



Attest:

 /s/ Scott N. Peters
-------------------------------------
     Assistant Secretary





                                  VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated April 23, 2001 for and on behalf of Exelon Corporation; that he is the Senior Vice President and General
Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                      /s/ Randall E. Mehrberg
                                                      -----------------------



Subscribed and sworn to before me, a notary public this 23rd day of April, 2001

 /s/ Mary L. Kwilos
------------------
My commission expires  October 26, 2001






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                                                                        Page 23

                                INDEX OF EXHIBITS

EXHIBIT NO.       DESCRIPTION

         A-1 Organization chart for Exelon, including Exelon Ventures and Exelon Generation (filed herewith on Form SE)